Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Solaris Resources Inc. (“Solaris” or the “Company”) Neuhofstrasse 5A Baar

Switzerland 6340

Item 2.	Date of Material Change

January 8, 2025

Item 3.	News Release

A news release announcing the material change was disseminated through the facilities of GlobeNewswire on January 8, 2025 and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On January 8, 2025, Solaris announced that the previously announced management and board changes are now effective. Solaris also announced a C$350,000 private placement.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On January 8, 2025, Solaris announced the strengthening of its leadership team with the appointment of Richard Hughes as Chief Financial Officer and Company Secretary, Patrick Chambers as Vice President Investor Relations and Ignacio Shimamoto as Vice President Finance, effective January 8, 2025.

Richard, who succeeds Sunny Lowe as Chief Financial Officer, will lead the finance function leveraging his recent experience as Chief Financial Officer and Executive Director of Trident Royalties PLC, which was recently acquired. With over 20 years in the natural resources sector, Richard has a strong track record of generating value for all stakeholders through his significant knowledge across strategy, capital markets and corporate finance. Patrick will drive global investor engagement, leveraging his strong geological, investor relations and business development background. Over the past 12 years, Patrick has worked across a number of commodities, focusing exclusively on Latin America. Ignacio joins Solaris as VP, Finance where he will lead financial strategy which includes external and internal reporting, financial modelling, and oversee procurement and contract management. He will focus on enhancing operational efficiency, strengthening compliance, and supporting the Company’s growth through strategic planning, financial oversight, and valuations of projects and investments.

The Company also announced the final emigration steps are now complete, subject to a few administerial matters. See the Company’s news release dated November 20, 2024, for additional detail.

Private Placement

In connection with his appointment, Mr. Hughes has agreed to subscribe for C$350,000 of common shares from the Company pursuant to a private placement.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Richard Hughes

Chief Financial Officer and Corporate Secretary

+44 79 67 58 9997

Item 9.	Date of Report

January 20, 2025